EXHIBIT 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his capacity as an officer of James Hardie Industries, N.V. (the “Company”), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

•	the Report of the Company on Form 6-K dated August 18, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

•	the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: August 18, 2003

/s/ Peter Macdonald Peter Macdonald Chief Executive Officer

/s/ Phillip Morley Phillip Morley Chief Financial Officer